UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

As previously disclosed, on August 19, 2024, VCI Global Limited (the “Company”) announced that its Board of Directors has approved a share repurchase program with authorization to purchase up to $10 million of the Company’s outstanding ordinary share (the “Repurchase Program”).

On November 19, 2025, the Company announced that it had executed open-market repurchases of its ordinary shares under the Repurchase Program. The repurchases of the Company’s outstanding ordinary share were carried out in accordance with applicable U.S. securities regulations. The Company may continue to repurchase shares from time to time, subject to market conditions and other corporate considerations.

A copy of the press release announcing the execution of Repurchase Program is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information set forth in this Current Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description
99.1	VCI Global Limited Press Release dated November 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 19, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

3